CUSIP NO 377339106

                                                                       EXHIBIT 2

FOR IMMEDIATE RELEASE

CONTACT:  Karen Guy
          Artisan Partners Limited Partnership
          (414) 390-6100


           ARTISAN PARTNERS OBJECTS TO GLEASON'S AMENDED TENDER OFFER


MILWAUKEE, WISCONSIN.  FEBRUARY 7, 2000.   Artisan Partners Limited Partnership
reiterated today that it would not tender the shares they beneficially own pursuant to the recently revised offer by a management-led investment group to purchase the outstanding shares of Gleason Corp. (NYSE:GLE) common stock. Artisan Partners is Gleason's largest institutional shareholder, beneficially owning 1,165,200 common shares or approximately 12.15% of Gleason on behalf of its institutional clients and the Artisan Small Cap Value Fund.

The second extension of the tender offer, set to expire on February 17, 2000, is still priced at $23.00 per share. "Not only do we continue to believe that the offer price is inadequate, but the results of the tender offer that expired on January 27 indicate that many other Gleason shareholders hold the same belief," said Scott Satterwhite, portfolio manager of the Artisan Small Cap Value Fund. The tender offer, originally scheduled to expire on January 27, only attracted about 64.4% of the public shares available to be tendered, well below the minimum needed to complete the tender pursuant to the merger agreement.

Gleason announced Friday in a press release that it amended its merger agreement to reduce the minimum number of shares required to close the deal to 4,862,749 shares. According to the press release, as of February 3, 2000, 4,897,987 shares had been validly tendered and not withdrawn pursuant to the offer. This means that it would apparently only take the withdrawal of 35,239 or more of shares previously tendered (assuming no additional shares are validly tendered) to cause the offer to fail as the management led buy-out group stated in its press release that it does not "intend to further extend the offer if the reduced minimum condition is not satisfied."

"We cannot imagine what is motivating the board of directors to ignore the large portion of the company's shareholders who have failed to tender," said Mr. Satterwhite. "We have expressed to the board our belief that to ensure a full and fair price for the company, an open auction process must be undertaken.
They have apparently chosen to ignore us and many other shareholders to continue exclusive negotiation with a buyout group composed in part of company insiders. We believe the board is abrogating its fiduciary responsibilities to its shareholders through these actions. We will not tender our shares at $23."